eXHIBIT 3.1

Dakota upreit limited partnership

DISTRIBUTION REINVESTMENT PLAN

Dakota UPREIT Limited Partnership, a North Dakota limited partnership (the “UPREIT”), pursuant to its Limited Partnership Agreement (as amended, restated, or otherwise modified from time to time, the “Partnership Agreement”) has adopted this Distribution Reinvestment Plan effective as of June 16, 2020 to be administered by the UPREIT on the terms and conditions set forth below.

1.	Distribution Reinvestment. The UPREIT will apply all distributions declared for payment in respect of Units held by a limited partner in the UPREIT who or which elects to participate in the Plan (a “Participant”), including Distributions paid with respect to any full or fractional Units acquired under the Plan, to the purchase of additional Units for such Participant. For purposes of the Plan, “Units” means limited partnership interests in the UPREIT.

2.	Election to Participate. Any holder of Units (a “Partner”) that is an “accredited investor” as defined in Rule 501 of Regulation D of the U.S. Securities and Exchange Commission may become a Participant by making a written election to participate on such purchaser’s subscription agreement or contribution agreement, as applicable, at the time of subscription for Units or contribution of property to the UPREIT in exchange for Units. Any Partner who has not previously elected to participate in the Plan may so elect at any time by completing and executing a Partner Change Form, which shall be made available upon request, together with other appropriate documentation as may be acceptable to the UPREIT. Participation in the Plan will begin with the next Distribution payable after acceptance by the UPREIT of a Participant’s election to become a Participant.

3.	Purchase of Units. Participants will acquire Units from the UPREIT under the Plan (the “Plan Units”) at a price equal to 95% of the price per share at which shares are then being offered by the Dakota Real Estate Investment Trust (the “Trust”) for purchase by investors (excluding any selling commissions and fees) and if there is no such offering, at the current estimated value per share as determined by the Board of Trustees of the Trust (the “Board”), rounded up to the nearest whole cent. Distributions will be invested in Plan Units by the UPREIT on the date Distributions are paid by the UPREIT. Fractional Units (rounded to the nearest one hundredth of a thousandth) will be issued. Participants will not be able to acquire Plan Units to the extent that a reinvestment of such Participant’s Distributions into Plan Units would violate percentage ownership or other limitations contained in the Declaration of Trust or would not be in compliance with applicable federal or state laws and regulations applicable to the issuance of the Plan Units. In the event there is no qualification for issuance or applicable exemption from registration under such laws and regulations, the UPREIT may defer issuance of Plan Units pending such qualification or exemption for a reasonable time or elect to pay Participants their Distributions in cash.

4.	Taxes. Taxable Participants may incur a tax liability for Distributions even though they have elected not to receive their Distributions in cash, but rather to have their Distributions reinvested in Units under the Plan.

5.	Unit Certificates. The ownership of Plan Units will be in book-entry form unless and until the UPREIT issues certificates for its outstanding Units.

6.	Reports. Within 30 days following the end of each UPREIT quarter, the UPREIT shall provide each Participant a statement of account describing, as to such Participant: (i) the Distributions reinvested during the year; (ii) the number of Units purchased pursuant to the Plan during the year; (iii) the per Unit purchase price for such Units; and (iv) the total number of Units purchased on behalf of the Participant under the Plan. On an annual basis, tax information with respect to income earned on Units under the Plan for the calendar year will be provided to each applicable Participant.

7.	Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering a Partner Change Form to the UPREIT. The Partner Change Form must be received by the UPREIT at least ten days prior to the last day of a quarter in order for a Participant’s termination to be effective for such quarter (i.e., a timely termination notice will be effective as of the last day of a quarter in which it is timely received and will not affect participation in the Plan for any prior quarter). Any transfer of Units by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Units. Upon termination of Plan participation for any reason, future Distributions will be distributed to the Partner in cash.

8.	Amendment, Suspension or Termination by the UPREIT. The General Partner may amend any aspect of the Plan; provided that the Plan cannot be amended to eliminate a Participant’s right to terminate participation in the Plan and that notice of any material amendment must be provided to Participants at least ten days prior to the effective date of that amendment. The General Partner may suspend or terminate the Plan for any reason upon ten days’ written notice to the Participants.

9.	Liability of the UPREIT. The UPREIT shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (i) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to timely receipt of notice in writing of such death, or (ii) with respect to the time and the prices at which Units are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act of 1933, as amended, or the securities laws of a particular state, the UPREIT has been advised that, in the opinion of the U.S. Securities and Exchange Commission and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.

10.	Suitability. Each Participant shall notify the UPREIT if, at any time during such Participant’s participation in the Plan, there is any change in the Participant’s financial condition or inaccuracy of any representation under the subscription agreement for the Participant’s initial purchase of Units. A material change includes any anticipated or actual decrease in net worth or annual gross income or any other change in circumstances that would cause the Participant to fail to qualify as an “accredited investor” as defined in Rule 501 of Regulation D of the U.S. Securities and Exchange Commission.